May 3, 2017

Mr. Terrance O’Brien Accounting Branch Chief

U. S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D. C. 20549

RE:

The L.S. Starrett Company
Form 10-K for the Year Ended June 30, 2016

Filed August 24, 2016
Form 10-Q for the Period Ended December 31, 2016
Filed February 3, 2017
Form 8-K
Filed August 24, 2016
Definitive Proxy Statement on Schedule 14A
Filed August 24, 2016
File No. 1-367

Dear Mr. O’Brien:

The L.S. Starrett Company (the “Company”) reviewed your comment letter dated April 25, 2017 and have respectively provided responses to each of your specific comments.

Form 10-K for the Year Ended June 30, 2016

Management’s Discussion and Analysis, page 11

1.	Please clarify what you mean by “normal annual pension expense” as referenced in your Overview section on page 11.

Response

“Normal annual pension expense” is the amount the Company expects as a recurring pension expense. Historically, in each of fiscal years 2015 and 2014, our pension expense was $3.8 million. The Company expected pension expense to be approximately $3.9 million in fiscal 2016 had the discount rate remained consistent with prior years. “Normal” refers to the pension expense after adjusting for the actual 4th quarter adjustment of $17.5 million from total expense of $21.4 million that resulted from the dramatic reduction of the discount rate explained in greater detail in the Company’s response to Comment 7 of this response letter.

Note 9. Impairment of Assets, page 32

2.

We note that in fiscal 2016 you adopted a plan to transfer the production of certain saw products from a facility in North Carolina to a facility in Brazil. The transfer is expected to be completed in fiscal 2017. Please address the following:

●	Please clarify in your disclosures whether the building is considered held for use or held for sale and correspondingly how you determined the amount of impairment charge to record;

●	Please provide the disclosures required by ASC 360-10-50, as applicable; and

●	Please address whether you expect additional charges as part of this relocation such as employee termination costs or other costs to close the facility pursuant to ASC 420.

●	Please provide all of the disclosures pursuant to SC 420-10-50 and SAB Topic 5:P.4, as applicable.

Response:

●

The Company advises the Staff that it will clarify in future filings that the vacated building is one building within a complex of buildings, that the complex remains held for use and that the Company determined the amount of the impairment charge by relating the square footage of the vacated section of the building complex with the values in its fixed asset registers specifically related to that building addition.

●

The Company advises the Staff in order to fulfill requirements C and D under ASC 360-10-50-2 it will include in future filings that the Mt. Airy, North Carolina facility is included in the North America segment and that fair value of the vacated section of the complex was determined by comparison to the price per square foot obtained in recent sales of similar property in the local region.

●

The Company advises the Staff that while it has vacated a particular area of the production floor, the Company does not intend to close the facility or to decommission machinery and equipment and does not expect any additional charges as part of the relocation such as employee termination or other costs. The Company has incurred, recorded and disclosed $400 thousand in related restructuring charges in fiscal year 2017. These amounts were not estimable for accrual or disclosure prior to filing our 2016 10-K.

Item 11-Executuve Compensation, page 51

3.	We note your reference to a Change in Control Agreement with Francis J. O’Brien. However, this agreement is not included in the exhibit list. Please advise.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that, in its next periodic report it will file Mr. O’Brien’s Change in Control Agreement as an exhibit to the periodic report.

Item 13 – Certain Relationships and Related Transactions, Director Independence, page 51

4.

We note your disclosure that the information required by Item 13 will be contained in your 2016 proxy statement and is incorporated by reference into your annual report on Form 10-K. We further note that such Item 404 of Regulation S-K disclosure appears to be included on page 6 of your Definitive Proxy Statement on Schedule 14A. We also note that the disclosure regarding the dollar amounts paid by L.S. Starrett to Armco, as detailed in Note 19 to your financial statements, were not disclosed in your Definitive Proxy Statement. Please advise.

Response

The Company acknowledges the Staff’s comment and advises the Staff that, in addition to disclosure in the Company’s footnotes to its Annual Report on Form 10K, in future filings of Definitive Proxy Statements on Schedule 14A, the Company will include disclosure regarding the dollar amounts paid by the Company to Armco pursuant to item 404 of Regulation S-K.

Form 10-Q for the Period Ended December 31, 2016

Note 6. Pension and Post-Retirement Benefits, page 10

5.

Given that your net actuarial gains or losses in excess of the corridor are recognized in net periodic benefit cost as of the plan measurement date, please disclose why the impact of the remeasurement that occurred as of December 31, 2016 pursuant to ASC 715-30-25-5 was fully recognized in other comprehensive income

Response

As stated in Critical Accounting Policies and Estimates under the section titled Defined Benefit Plans in our Annual Report on Form 10-K for the fiscal year ended June 30, 2016, only “excess gains and losses are recognized in net periodic benefit cost.” As a result of the plan freeze, the plan was remeasured as of December 31, 2016. The gain did not exceed the outstanding net loss included in accumulated other comprehensive income, and as such, the outstanding unrecognized losses in the plan were reduced. As of December 31, 2016, the remaining unrecognized losses did not exceed the corridor, defined as the greater of 10% of the assets or liabilities, so there was no immediate impact on the Consolidated Statements of Operations as a result of the remeasurement.

Form 8-K filed August 24, 2016

6.

Please also provide all of the disclosures required by Item 10(e)(1)(i) of Reg. S-K, including a statement disclosing the reasons why you believe that presentation of the non-GAAP financial measures provide useful information to investors as well as additional purposes, if any, for which you use the non-GAAP financial measure. Refer to instruction 2 to Item 2.02 of the Form 8-K.

Response

Item 10(e)(1)(i) requires that a registrant include 4 different items in any disclosure that includes non-GAAP financial measures; instruction 2 to Item 2.02 of the Form 8-K refers to Item 10(e)(1)(i) noting that it applies to Form 8-K. The first two items required, including A) the GAAP measures and B) a reconciliation to the GAAP measures are appropriately included in the numerical table included with the original disclosure. The second two items include C) a statement disclosing the reasons the Company believes that presentation of the non-GAAP financial measure provides useful information to investors and, D) to the extent material, a statement disclosing the additional purposes, if any, for which the Company uses the non-GAAP financial measure to the extent not disclosed in the answer to C).

Management believes the second paragraph of the original Form 8-K addresses the requirements of C) and D) and the following elaborates on this further.

As noted in the original 8-K filing, the additional pension expense of $17.5 million was as a result of a decrease in the discount rate to 3.77% which, when applied to determine the pension benefit obligation left a significantly higher liability than the discount rate of 4.49% in effect at the end of the previous fiscal year. The rate of 3.77% is historically low by all standards and the discount rate was higher in previous years and has, in fact, increased since that date. With the increasing discount rate, the pension benefit obligation as determined for actuarial and GAAP purposes decreases. There is no current cash outflow related to the decrease in this liability. Given that the discount rate was low by historical standards and it has increased since that date, and that as a result of that increase to 4.31% as of December 31, 2016, the Company’s pension benefit obligation was reduced by $6.9 million, the Company believes that a presentation of earnings excluding the impact of the pension expense that resulted solely from the decrease in the discount rate is appropriate and helpful to readers of financial statements when compared to the previous year’s results of operations.

7.	You present non-GAAP performance financial measures which remove pension charges. Please address the following:

●

Please expand your disclosures to clearly state what the adjustment to remove pension charges represents in the context of your pension accounting policy. For example, you should clarify how you account for these actuarial gains or losses in your historical financial statements;

●

Please provide quantitative context for the actual and expected plan asset returns. Please expand your disclosures to explain that your non-GAAP financial measures reflect the expected return on plan assets, which you have disclosed, as a result of your non-GAAP financial measures removing the expense from actuarial gains or losses associated with your defined benefit plans;

●	Please disclose why you believe providing non-GAAP financial measures which adjust for the expense from actuarial gains or losses provides useful information to investors; and

●

Please do not characterize the pension adjustment as “non-cash,” as pension obligations ultimately settle in cash. It is also not clear why there would not be comparable adjustments to the fiscal 2015 financial presentation.

Response

In calculating actuarial gains or losses, the Company uses an expected long-term rate of return assumption of 5.0% for the U.S. domestic pension plan and 3.6% for the U.K. plan. In determining these assumptions, the Company considers the historical returns and expectations for future returns for each asset class as well as the target asset allocation of the pension portfolio as a whole. In fiscal 2016 and 2015, the Company used a discount rate assumption of 3.77% and 4.49% for the U.S. plan and 3.00% and 3.90% for the U.K. plan, respectively. In determining these assumptions, the Company considers published third party data appropriate for the plans.

During fiscal year 2016, there was a dramatic reduction in the discount rate that was further impacted by the vote in the U.K. to exit the European Union in June 2016. This ongoing reduction resulted in a discount rate for both plans as of the year-end measurement date that was far below the historical average. This decrease in the discount rate had a dramatic impact on the calculation of the pension benefit obligation and increased the net periodic benefit cost from $3.9 million to $21.4 million in fiscal 2016. In the fiscal years 2015 and 2014, the net periodic benefit cost was $3.8 million in each year. Since the decrease in the discount rate is far below the discount rate in effect for the prior year, the Company has presented its financial information in the Form 8-K excluding the impact of that event for purposes of a comparison to the prior year. The Company believes that this comparison is useful to investors as it reflects the pension expense using a discount rate that is consistent with prior years.

In calculating the adjustment from pension expense under GAAP to the pension expense reflected under non-GAAP, the primary adjustment was to calculate the pension expense using a discount rate consistent with fiscal 2015. The expected returns on plan assets are consistent with the rates reported in the Form 10-K for fiscal 2016 as stated above.

The cash outlays to the pension are not determined by GAAP rules. The cash outlays to the pension are determined and regulated by the U.S. government for pension benefit obligations are based on a long term average of the discount rate which is not materially impacted by significant annual swings in the rate that are caused by one-time events such as the vote by Britain to exit the European Union. Thus, the actual cash outlays required are not impacted by the unusually low discount rate that the markets reflected on June 30, 2016. In fact, the liability for pension benefit obligations was reduced as of December 31, 2016 purely as a result of the increase in the discount rate and without any increase in the outlay of cash. There were no comparable adjustments to the fiscal 2015 financial presentation and thus no adjustment is reflected for that year.

Definitive Proxy Statement on Schedule 14A Filed August 24, 2016

Compensation Discussion and Analysis, page 10

8.

We note your disclosure that you previously engaged Radford to benchmark total executive compensation. In future filings please identify the benchmark used and any applicable components of such benchmark. See Item 402(b)(2)(xiv) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and advises the Staff that, in future filings of Definitive Proxy Statements on Schedule 14A, the Company will disclose the benchmark used and applicable components of such benchmark pursuant to item 402 (b)(2)(XIV) OF Regulation S-K.

We confirm the following:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Francis J. O’Brien

Francis J. O’Brien

Treasurer & Chief Financial Officer

The L. S. Starrett Company

121 Crescent Street

Athol, Massachusetts 01331

cc:	Scott Trenholm. Grant Thornton Steven Wilcox, Ropes & Gray LLP